XTI Aerospace, Inc.

8123 InterPort Blvd., Suite C

Englewood, Colorado 80112

January 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	XTI Aerospace, Inc.

Registration Statement on Form S-3 (File No. 333-292760)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-292760) (the “Registration Statement”) to become effective on Friday, January 23, 2026, at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

XTI Aerospace, Inc.

By:	/s/ Brooke Turk
Brooke Turk
Chief Financial Officer